CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

February 28, 2011

(Date Issued)

IMRIS Inc.
100-1370 Sony Place	TF.	1.888.304.0114
Winnipeg, Manitoba	T.	204.480.7070
Canada R3T 1N5	F.	204.480.7071	www.imris.com

Deloitte & Touche LLP
360 Main Street
Suite 2300
Winnipeg MB R3C 3Z3
Canada

Tel: 204-942-0051
Fax: 204-947-9390
www.deloitte.ca

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of IMRIS Inc.

We have audited the accompanying consolidated financial statements of IMRIS Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of loss and comprehensive loss and deficit and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of IMRIS Inc. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Independent Chartered Accountants
February 28, 2011
Winnipeg, Canada

IMRIS INC.
Consolidated Balance Sheets
As at December 31,
(Thousands of CDN dollars, except per share amounts)

	2010	2009

Assets
Current assets
Cash and cash equivalents (note 5)	$60,447	$25,981
Restricted cash (note 6)	-	293
Accounts receivable (note 7)	15,789	13,717
Unbilled receivables	7,114	5,202
Inventory (note 8)	5,255	3,101
Prepaid expenses	2,002	2,168
	90,607	50,462

Property, plant, and equipment, net (note 9)	6,389	7,922

Goodwill	6,463	6,463
Intangibles, net (note 10)	11,540	738
	18,003	7,201

Total assets	$114,999	$65,585

Liabilities and Shareholders' equity

Current liabilities
Accounts payable and accrued liabilities	$15,020	$12,673
Customer deposits	6,851	21,051
	21,871	33,724

Shareholders' equity
Share capital (note 11b)	147,138	85,337
Contributed surplus (note 11d)	2,858	1,946
Deficit	(56,868)	(55,422)
	93,128	31,861
Commitments (note 14)

Total liabilities and shareholders' equity	$114,999	$65,585

Approved on behalf of the Board of Directors

/s/ H. David Graves
H. David Graves Chairman

/s/ David A. Leslie
David A. Leslie, F.C.A. Director

See accompanying notes

IMRIS INC.
Consolidated Statements of Loss and Comprehensive Loss and Deficit
For the years ended December 31,
(Thousands of CDN dollars, except per share amounts)

	2010	2009

Sales	$71,755	$44,418
Cost of sales	40,715	24,749
Gross profit	31,040	19,669

Operating expenses
Administrative	7,672	6,706
Sales and marketing	9,114	8,040
Customer support and operations	5,841	4,950
Research and development	5,602	4,924
Amortization	3,536	2,162
Total operating expenses	31,765	26,782

Operating loss before the following	(725)	(7,113)

Other income (expense)
Foreign exchange loss	(814)	(2,025)
Interest income (expense)	93	(27)
Total other income (expense)	(721)	(2,052)

Loss before taxes	(1,446)	(9,165)

Income taxes (note 12a)	-	-

Loss and comprehensive loss for the year	(1,446)	(9,165)

Deficit, beginning of year	(55,422)	(46,257)

Deficit, end of year	$(56,868)	$(55,422)

Weighted average number of common shares	33,990,295	27,956,272

Basic and diluted loss per share	$(0.04)	$(0.33)

IMRIS INC.
Consolidated Statements of Cash Flows
For the years ended December 31,
(Thousands of CDN dollars, except per share amounts)

	2010	2009

OPERATING ACTIVITIES
Loss for the year:	$(1,446)	$(9,165)
Items not affecting cash
Amortization	3,536	2,162
Stock based compensation	982	726
Loss on disposal of assets	-	2
Unrealized foreign exchange loss	912	821
	3,984	(5,454)

Changes in non-cash working capital items
Accounts receivable	(2,072)	(12,509)
Unbilled receivables	(1,912)	(2,150)
Inventory	(2,154)	(915)
Prepaid expenses	166	(1,034)
Accounts payable and accrued liabilities	2,014	6,445
Customer deposits	(14,200)	8,403
	(18,158)	(1,760)
	(14,174)	(7,214)

FINANCING ACTIVITIES
Proceeds from issuance of share capital (net)	51,328	19,336
Repayment of obligation under capital lease	-	(9)
	51,328	19,327

INVESTING ACTIVITIES
Restricted cash	293	(293)
Acquisition of property, plant and equipment	(1,117)	(3,615)
Acquisition of intangibles	(800)	-
Acquisition costs for net assets of NeuroArm Surgical (note 13b)	(181)	-
Cash acquired in asset acquisition (note 13c)	29	-
	(1,776)	(3,908)

Foreign exchange translation adjusment on cash	(912)	(821)

Increase in cash and cash equivalents	34,466	7,384

Cash and cash equivalents, beginning of year	25,981	18,597

Cash and cash equivalents, end of year	$60,447	$25,981

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$1	$37
Income taxes	-	-

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

1.	DESCRIPTION OF BUSINESS

IMRIS provides image guided therapy solutions that deliver timely information to clinicians during surgical or interventional procedures.  IMRIS systems incorporate multiple imaging modalities including magnetic resonance imaging (“MRI”) and fluoroscopy into fully integrated imaging suites.  The systems use a variety of patented technologies, including the capability of moving an MRI scanner to the patient, rather than having to move the patient to the scanner, while the surgery or interventional procedure is in progress.  The Company’s products include IMRISneuro for the neurosurgical market, IMRIScardio for the interventional cardiovascular market and IMRISNV for the neurovascular market.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The significant accounting policies of the Company include the following:

a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: IMRIS, Inc (United States), IMRIS (Europe) SPRL (Belgium), IMRIS India Private Limited (India), IMRIS KK (Japan), NeuroArm Surgical Limited (Canada) and IMRIS Germany GmbH (Germany).  All intercompany transactions and balances are eliminated on consolidation.

b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the year.  Significant estimates include the percentage completion for the systems being installed, the valuation allowance relating to the future income tax assets, the useful lives of capital assets, the amortization of intangible assets, the calculation of investment tax credits receivable, the assumptions used in the determination of stock-based compensation costs and the fair value information used for purposes of performing the annual goodwill impairment test.  Actual results could differ significantly from those estimates.  Changes in estimates are recorded in the accounting period in which these changes are determined.

c)	Revenue recognition

The Company generates revenues from three principal activities: system sales, sales of ancillary products and services, and extended maintenance services.

Revenues for system sales are recognized on a percentage of completion basis as systems are installed.  The degree of completion is generally determined by the ratio of actual costs incurred to date to estimated total costs.  Any projected losses are recognized immediately.  Funds received from customers in advance of meeting the criteria for revenue recognition are recorded as customer deposits until such time as the revenue is recognized.  Revenues recognized in advance of the criteria for invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is probable.

Revenues from ancillary products and services are recognized where there is persuasive evidence of an arrangement and upon delivery or as the services are rendered, respectively.  Revenues from extended maintenance service agreements are recognized ratably over the life of the service agreement.  Revenues from both ancillary products and services and extended maintenance service agreements are based on pre-determined or determinable sales prices and are only recognized when the collection of the receivable is probable.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Cash and cash equivalents

Cash consists of bank deposits.  Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash with maturities of three months or less from the date of acquisition, and which are subject to an insignificant risk in change in value.

e)	Inventory

Materials are valued at the lower of cost, which is determined on an average cost basis, and net realizable value.  Cost of materials is determined on the basis of the invoiced value of goods.  Work in progress inventories are valued at the lower of cost and net realizable value.

f)	Property, plant, and equipment

The Company records all property, plant and equipment acquisitions at their original cost and they are amortized over their estimated useful life using the straight line method at the following rates:

Computer equipment	3 years
Office furnishings and equipment	5 years
Assembly & test equipment	5 years
Demonstration suite & tradeshow equipment	3-5 years
Leasehold improvements	Lesser of their useful life and the term of lease
Assets under capital lease	Policy consistent with respective asset class

Management evaluates the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized.  The amount of impairment loss to be recorded is the difference between the assets’s carrying value and the net discounted estimated future cash flows.

As at December 31, 2010, there are no indicators of impairment of long-lived assets.

g)	Intangibles

Goodwill

Goodwill represents the excess of the purchase price over fair value of the identifiable net tangible assets and intangible assets purchased at the date of acquisition.  Goodwill is not amortized, but rather it is tested for impairment annually or more frequently when an event or circumstance occurs that indicates that goodwill might be impaired.  When the carrying amount exceeds the fair value, an impairment loss is recognized in the statement of operations in an amount equal to the excess.

Patents

Patents are accounted for at cost.  Amortization is based on the estimated useful life which is generally the life of the patent, using the straight line method.  The average remaining life of the patents at the time of acquisition in May 2005 was 11 years.  The patents acquired in the NeuroArm Surgical Limited acquisition (note 13) in February, 2010 are amortized over the estimated useful lives which range between 13-18 years.

Computer software

Computer software is accounted for at cost.  Amortization is based on the estimated useful life which is generally three years, using the straight line method.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Research and development

Research costs are expensed as incurred.  Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized and amortized over the useful life of the technology.

i)	Investment tax credits

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible current and capital research and development expenditures incurred in each taxation year.  Investment tax credits are recognized when realization of the tax credits is reasonably certain either as an item on the statement of loss or a reduction in deferred development costs or capital assets depending on where the original costs which gave rise to the tax credits are recorded.

j)	Stock-based compensation

The Company uses the fair value method to measure compensation expense at the date of granting of stock options to employees.  The fair value of options is determined using the Black-Scholes option pricing model and is amortized to earnings over the vesting period with the related credit recorded as contributed surplus.  Upon exercise of these stock options, amounts previously credited to contributed surplus are reversed and credited to share capital.  Forfeitures are accounted for as they occur.

k)	Income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the enacted and substantively enacted income tax rates for the years in which the differences are expected to be realized or settled.  A valuation allowance is provided to the extent that it is not more likely than not that the future income tax assets will be realized.

l)	Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rates and non-monetary assets are translated at the exchange rates prevailing when the asset was acquired.

Revenue and expenses are translated into Canadian dollars at average exchange rates for the year.  Exchange gains or losses on translation of foreign currencies are included in the determination of net loss.

m)	Financial instruments

The following is a summary of the Company’s financial instruments, their classifications and measurement basis:

•	Cash and cash equivalents are classified as held-for-trading and are measured at fair value with changes in fair value recognized in net income.
•	Accounts receivable and unbilled receivables are classified as loans and receivables and are measured at amortized cost.
•	Accounts payable and accrued liabilities are classified as other liabilities and are measured at amortized cost.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

3.	CHANGES IN ACCOUNTING POLICIES

The Company’s critical accounting policies are unchanged from the year ended December 31, 2009 and there were no new accounting standards issued by the Canadian Institute of Chartered Accountants, which the Company would have been required to adopt in 2010.

4.	FUTURE ACCOUNTING STANDARDS

Transition to US GAAP vs International Financial Reporting Standards (IFRS)

IMRIS has carefully considered the implications of conversion to IFRS compared to US GAAP and has determined that it is in the best interests of the Company and the readers of our financial information to begin to provide US GAAP, rather than IFRS compliant financial statements.  As such, the Company has decided not to report under IFRS by 2011 and will report under US GAAP as of January 1, 2011.

A current reconciliation between US and Canadian GAAP is provided in note 22.

5.	CASH AND CASH EQUIVALENTS

	2010	2009

Cash	$52,953	$7,973
Short term investments	7,494	18,008
	$60,447	$25,981

Short term investments consist of investments in short term bank deposits.

6.	RESTRICTED CASH

Restricted cash consists of short-term deposits totalling $Nil (2009 - $293) that have been pledged as security to our bank for letters of credit required for bid bonds on certain system installations and purchase of certain system components.

7.	ACCOUNTS RECEIVABLE

	2010	2009

Accounts receivable, trade	$15,782	$13,526
Commodity taxes receivable	-	183
Interest receivable	7	8
	$15,789	$13,717

The carrying value of the Company’s trade accounts receivable is as noted above.  The Company has not provided an allowance for doubtful accounts.

As at December 31, 2010, trade accounts receivable of $2,052 were past due but not impaired.  The aging of these trade accounts receivable are as follows:

	Current	1 to 30 days past due	31 to 60 days past due	61 to 90 days past due	> 90 days past due

Accounts receivable, trade	$13,730	$411	$582	$1,003	$56

There are no impairments or amounts past due other than those relating to trade accounts receivable.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

8.	INVENTORY

	2010	2009

Materials	$4,818	$2,688
Work in progress	437	413
	$5,255	$3,101

Cost of sales for the year ended December 31, 2010 was $40,715 (2009 – $24,749), which included $31,495 (2009 – $18,118) of costs associated with inventory.

During the year ended December 31, 2010, the Company recorded inventory write-downs for slow moving or obsolete inventory of $237 (2009 - $125).

9.	PROPERTY, PLANT, AND EQUIPMENT

	2010			2009
	Cost	Accumulated Amortization	Net book value	Cost	Accumulated Amortization	Net book value

Computer equipment	$1,074	$720	$354	$736	$540	$196
Office furnishings & equipment	681	447	234	538	332	206
Assembly & test equipment	10,152	5,167	4,985	9,768	3,263	6,505
Demonstration suite & tradeshow equipment	1,550	876	674	1,356	502	854
Leasehold improvements	421	279	142	362	201	161
	$13,878	$7,489	$6,389	$12,760	$4,838	$7,922

During the year ended December 31, 2010, the Company received investment tax credits of $112 (2009 - $Nil).  These credits have been netted against assembly and test equipment.

10.	INTANGIBLES

	2010			2009
	Cost	Accumulated Amortization	Net book value	Cost	Accumulated Amortization	Net book value

Patents	$11,370	$885	$10,485	$484	$206	$278
Software	837	445	392	699	239	460
Deferred development costs	663	-	663	-	-	-
	$12,870	$1,330	$11,540	$1,183	$445	$738

During the year ended December 31, 2010, amortization of $885 (2009 - $46) relating to the patents and software was charged to operations.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

11.	SHARE CAPITAL

a)	Authorized

The Company’s share capital consists of an unlimited number of common shares and an unlimited number of preferred shares.

b)	Issued and outstanding

The issued share capital of the Company is as follows:

Common Shares	Number of Shares	Consideration

Issued and outstanding as at December 31, 2008	27,352,513	$65,993

Stock options exercised (i)	32,614	56

Shares issued on November 2, 2009 for cash (ii)	3,697,250	20,704
Costs relating to offering	(1,416)

Issued and outstanding as at December 31, 2009	31,082,377	$85,337

Stock options exercised (iii)	331,406	533
Issued for acquisition of NeuroArm Surgical Limited (note 13)	1,600,000	10,384
Shares issued on November 19, 2010 for cash (iv)	10,500,000	53,067
Shares issued on November 30, 2010 for cash (iv)	600,000	3,079
Costs relating to offering	(5,262)

Issued and outstanding as at December 31, 2010	44,113,783	$147,138

i)
Pursuant to option exercises, during 2009, the Company issued 32,614 common shares to employees for cash consideration of $48.  In addition to the cash consideration, $8 was transferred from contributed surplus to share capital.

ii)
The Company closed on November 2, 2009 a bought deal financing with a syndicate of underwriters to issue 3,215,000 common shares of IMRIS at $5.60 per common share for gross proceeds of $18,004.  In addition, IMRIS granted the underwriters an option, exercisable in whole or in part for a period of up to 30 days following the offering closing date, to increase the offering by up to 482,250 common shares at a price of $5.60 per common share.  This option was exercised on November 2, 2009, increasing the aggregate size of the offering to $20,704.

Costs relating to the November 2, 2009 offering include underwriter fees (5% of the gross proceeds or $0.28 per share) plus various legal and professional fees.

iii)
Pursuant to option exercises, during 2010, the Company issued 331,406 common shares to employees for cash consideration of $463.  In addition to the cash consideration, $70 was transferred from contributed surplus to share capital.

iv)
The Company closed on November 19, 2010 a public offering with a syndicate of underwriters to issue 10,500,000 common shares of IMRIS at US $5.00 per common share for gross proceeds of $53,067.  In addition, IMRIS granted the underwriters an option, exercisable in whole or in part for a period of up to 30 days following the offering closing date, to increase the offering by up to 1,650,000 common shares at a price of US $5.00 per common share.  This option was partially exercised on November 30, 2010, increasing the aggregate size of the offering to $56,146.

Costs relating to the November 19, 2010 offering include underwriter fees (6% of the gross proceeds or US $0.30 per share) plus various legal and professional fees.

There are no preferred shares outstanding.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

11.	SHARE CAPITAL (continued)

c)	Stock-based compensation plan

On May 20, 2005 the Company established a stock option plan (the “Plan”) for the employees, directors, officers and consultants of the Company and any of its subsidiaries which govern all options granted under the Plan.  Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors.  The exercise price of the options granted is established by the Board of Directors based on the fair market value of the common shares as at the date of the grant.  The maximum number of common shares which may be issued pursuant to options granted under the Plan is equal to 15% of the common shares of the Company outstanding at any time.

Options granted under the Plan generally vest over a four year period and may be exercised in whole or in part as to any vested options prior to the expiry time as follows:  25% on or after the first anniversary of the grant date increasing 6.25% per quarter thereafter until fully vested after four years.  Options expire six years after the date of the grant.  The vesting of options granted under the plan ceases upon the death or the termination of employment of the participant or the participant ceases to be a director, and the participant thereafter has 90 days to exercise any vested and unexpired options, failing which any unexercised options shall lapse.  The Board of Directors, at their discretion, may accelerate the vesting period of individual grants as deemed appropriate.

The Board of Directors may accelerate the vesting of all unvested options in the event of certain change of control transactions, including without limitation a take over bid, merger or other structured acquisition; and may further force the exercise of any and all vested options, and/or may cancel or replace any unvested options in any manner as the Board deems reasonable in its unfettered discretion.

The outstanding options and the activity relating to these options are as follows:

	2010		2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of year	4,007,915	$3.07	3,697,226	$2.90
Granted	672,145	6.07	413,234	4.50
Exercised	(331,406)	1.40	(32,614)	1.47
Forfeited	(348,005)	5.63	(69,931)	2.80
Outstanding, end of year	4,000,649	$3.50	4,007,915	$3.08

The following table summarizes the options outstanding at December 31, 2010:

Year granted	Number of options outstanding	Exercise price range	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	Expiry date

2005	700,562	$0.97 to $1.71	$0.97	700,562	$0.97	2011
2006	1,026,500	1.71 to 2.25	2.19	1,026,500	2.19	2012
2007	1,030,500	2.25 to 6.00	4.39	880,286	4.24	2013
2008	354,353	2.40 to 5.00	4.54	241,999	4.61	2014
2009	292,423	2.01 to 5.60	4.53	92,573	4.04	2015
2010	596,311	5.52 to 6.45	6.03	-	-	2016
	4,000,649	$0.97 to $6.45	$3.50	2,941,920	$2.77

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

11.       SHARE CAPITAL (continued)

c)	Stock-based compensation plan (continued)

The company recorded an expense of $982 related to stock options during the year ended December 31, 2010 (2009 - $726) with a corresponding credit to contributed surplus.  The fair value of option grants issued was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2010	2009

Risk-free interest rate	2.40%	2.25%
Dividend yield	0%	0%
Expected life of the options	4.2 years	4.2 years
Expected volatility of the underlying stock	62.41%	63.20%

The estimated fair value of the options is expensed on a straight-line basis over the option’s vesting period.

The weighted average fair value of stock options granted during the year ended December 31, 2010, under the Black-Scholes option pricing model, and using the above assumptions was $3.05 (December 31, 2009 – $2.28).

d)	Contributed Surplus

	2010	2009

Balance, beginning of year	$1,946	$1,228
Stock based compensation expense for the year	982	726
Amount credited to share capital related to options exercised during the year	(70)	(8)
Balance, end of year	$2,858	$1,946

e)	Diluted loss per share

There were no adjustments to the weighted number of shares outstanding for the purposes of calculating diluted loss per share because to do so would be anti-dilutive.  Employee stock options totaling 4,000,649 (December 31, 2009 – 4,007,915) could dilute the loss per share.

12.	INCOME TAXES

a)	Income tax expense

Income tax expense differs from the amount that would be computed by applying the statutory income tax rates to loss before income taxes.  A reconciliation of income taxes calculated at the statutory rates to the actual tax provision is as follows:

	2010	2009

Statutory federal and provincial tax rates	30.00%	31.50%
Expected tax recovery at statutory rate	$(434)	$(2,877)
Permanent differences and other	214	266
Non taxable foreign exchange	112	82
Expiry of non-capital losses	-	191
Benefit of future tax assets not recognized	108	2,338
Income tax expense	$-	$-

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

12.	INCOME TAXES (continued)

b)	Future income taxes

The Company has not recorded any future income tax assets in these financial statements because a valuation allowance has been provided against the full amount of the future income tax assets.  The balances of future income taxes as at December 31, 2010 and December 31, 2009 represent the future benefit of unused tax losses and temporary differences between the tax and accounting bases of assets and liabilities.  The major items giving rise to future income tax assets and liabilities are presented below:

	2010	2009

Non-capital losses carried forward	$9,910	$10,304
Capital assets	109	16
Intangible assets	(2,822)	(51)
Research and development expenditures	5,708	4,469
Reserves not taken for tax purposes	3,475	2,332
Total future income assets	16,380	17,070
Valuation allowance	(16,380)	(17,070)
Net future income tax asset	$-	$-

c)	Non-capital losses

As at December 31, 2010, Company had non-capital loss carry forwards of approximately $33,210 available to reduce the taxable income of future years which expire in 2026 and beyond.

d)	Scientific Research and Experimental Development

The company has deductible Scientific Research and Experimental Development expenditures applicable to future years in the amount of approximately $21,140.  These expenditures have been included in the calculation of future income taxes in note 12 (b) and have no expiry date.

The Company also has unutilized federal and provincial scientific research and experimental development investment tax credits of approximately $5,300 and $6,100 respectively.  The tax benefit of these investment tax credits has not been recognized in the financial statements.  These credits expire in the following years:

2014	$200
2015	500
2016	500
2017	800
2018	1,900
2019	1,000
2020	1,100
2022	400
2023	300
2024	100
2025 and beyond	4,500

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

13.	ACQUISITION OF NEUROARM SURGICAL LIMITED

(a)	Overview

On February 4, 2010, the Company announced that it entered into a definitive agreement to acquire 100% issued and outstanding common shares of NeuroArm Surgical Limited (“NASL”), a privately held company based in Calgary, Alberta, and its magnetic resonance-compatible neurosurgical robotics system.  The Company also entered into a memorandum of understanding with MacDonald Dettwiler and Associates Limited (“MDA”) to create the next generation of the technology.

The transaction was accomplished through the issuance of 1.6 million common shares from treasury and included the technology, patents and associated intellectual property.  The value of the common shares was determined based on the closing trading price of the common shares of the Company on The Toronto Stock Exchange as of the closing of the transaction on February 5, 2010.  The Company has issued 20% of the common shares, being 320,000 common shares placed into escrow for a period of 24 months for any claims that could be made against NASL.

(b)	Consideration and Transaction Costs

Consideration offered to complete the acquisition was 1.6 million common shares of the Company with a value of $10,400 or $6.50 per share.  Transaction costs to complete the acquisition included legal and accounting costs of $181 which brought the total purchase price to $10,581.

(c)	Net Assets Acquired

The following estimated fair values were assigned to the net assets of NASL as at February 5, 2010:

Cash and cash equivalents	$29
Intangibles	10,885
Total Assets	10,914

Accounts payable and accrued liabilities	333
Total Liabilities	333
Total purchase price	$10,581

Intangibles include the valuation of the patents tied to the intellectual property acquired.  The intangibles are amortized over their estimated useful lives which range between 13-18 years.

The carrying amount of the intangibles is $10,250 as at December 31, 2010.  The associated amortization at December 31, 2010 was $635.

14.	COMMITMENTS

(a)	Operating leases

As at December 31, 2010 the Company had commitments under operating leases requiring future minimum annual lease payments as follows:

2011	$318
2012	121
2013	64
2014	64
2015	32
$599

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

14.	COMMITMENTS (continued)

(b)	Guarantee

During the year the Company entered into an agreement, which meets the definition of a guarantee according to AcG-14 in the CICA Handbook.  Under the terms of this agreement, the Company has agreed to be legally bound to pay the obligation.  The Company’s maximum obligation under this agreement is $597 and the obligation expires once the Company satisfies the conditions of the original agreement.

To offset this arrangement the Company has entered into a reciprocal arrangement with a financial institution to cover the full amount of the obligation, should the need arise.  The financial institution, involved in the reciprocal arrangement did not require any of the Company’s assets to be pledged as collateral; as a result, the Company has not recorded a liability in their year end statements related to the original agreement.

15.	SEGMENTED INFORMATION

The Company operates as one business segment that develops, assembles and installs surgical imaging systems used in medical applications as well as providing ancillary products and services and extended maintenance services.

Revenue attributable to geographic locations, based on the location of the customer, is as follows:

	2010	2009

Canada	$16,027	$4,475
United States	40,534	38,824
Europe and Middle East	4,308	2
Asia Pacific	10,886	1,117
	$71,755	$44,418

During the year ended December 31, 2010, revenues from four individual customers totalled $30,642 which represents 43% of the total revenue (2009 – five individual customers accounted for $30,620 or 69% of revenues).  The revenues from each of those customers, individually accounted for more than 10% of the total revenue for the years ended December 31, 2010 and 2009.

Substantially all of the capital assets and the entire goodwill and intangibles balances are attributable to the Company’s operations located in Canada.

16.	RELATED PARTY TRANSACTIONS

The Company leases air travel time from a company which is wholly owned by the Chairman of IMRIS Inc.  The amount charged to travel included in Administrative expenses during the year ended December 31, 2010 totaled $144 (2009 – $741) and $154 was charged to share issuance costs (2009 - $Nil).  The transactions were priced using an estimated third party comparable cost and were recorded at the exchange amount.  The payable balance owing as at December 31, 2010 was $Nil (December 31, 2009 - $Nil).

17.	DEFINED CONTRIBUTION EMPLOYEE PENSION PLAN

The Company contributes to a defined contribution Employee Pension Plan for all its employees.  Contributions to this Plan are expensed as incurred.  The Company makes a matching contribution equal to 50% of the employee’s contribution, to a maximum of 3% of the employee’s annual remuneration (subject to regulatory maximums).  These Employer contributions vest immediately with the employee.  The expense for the defined contribution plan during the year ended December 31, 2010 totaled $239 (December 31, 2009 - $231).

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

18.	FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk; fair value interest rate risk; cash flow interest rate risk); credit risk and liquidity risk.  The overall risk management efforts focus on the unpredictability of financial markets and seek to minimize potential adverse effects on financial performance.  Management identifies and evaluates financial risks in close cooperation and direction from the Board of Directors.  Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated.

(a)	Market Risk

i.  Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily US dollars.  Foreign exchange risk arises from future sales and purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company’s main objective in managing its foreign exchange risk is to preserve gross margins and reduce variations in performance.  While the Company sells in most foreign markets in US dollars, the Company also sources a significant portion of the components it delivers in US dollars.  In addition, the Company incurs nearly all of its sales expenses in US dollars.  As a result of this natural hedge, the Company’s foreign exchange risk is significantly reduced.  The Company does not currently enter into any foreign exchange contracts, but may consider doing so in the future.

The balances in foreign currencies at December 31, 2010 are as follows:

	US Dollars	Euros

Cash and cash equivalents	$52,316	€635
Accounts receivables	7,886	1,989
Unbilled receivables	4,821	379
Accounts payable and accrued liabilities	(4,197)	(1,362)
	$60,826	€1,641

Based on the above net exposures as at December 31, 2010, and assuming that all other variables remain constant a 10% depreciation of the Canadian dollar or a 10% appreciation of the Canadian dollar against the various currencies would result in increases/(decreases) in net loss and comprehensive loss as follows:

	US Dollars	Euros

Canadian dollar depreciates 10%	$(6,050)	$(218)
Canadian dollar appreciates 10%	6,050	218

ii.  Cash flow and fair value interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company’s cash and cash equivalents includes short-term highly liquid investments that earn interest at market rates.  Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company’s short-term investments are the only financial assets bearing fixed interest rates.  The Company manages its interest rate risk by minimizing financing costs on its borrowings and maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis.  The Company’s investment policy limits the investing of excess funds to Bankers Acceptances, Canadian Chartered bank term deposits, and short term highly liquid money market mutual funds sponsored by Canadian Chartered banks.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

18.	FINANCIAL RISK MANAGEMENT (continued)

(b)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.  The maximum exposure to credit risk of the Company at year end is the carrying value of its financial assets.  The Company manages its credit risk on cash and cash equivalents by dealing solely with reputable banks and financial institutions.  The Company’s North American customers are large credit worthy medical hospitals and thus there is very little exposure to credit risk.  When selling internationally, the Company uses irrevocable letters of credit to reduce its exposure to credit risk.  The Company reviews the collectability of its accounts receivable and would record an allowance for doubtful accounts receivable if accounts were determined to be uncollectible.  The loss would be recognized in the income statement within ‘Administrative expense’.  Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the account receivable is uncollectible.  For the year ended December 31, 2010, revenues from four individual customers totalled $30,642 which represents 43% of the total revenue.  (December 31, 2009; five customers represented 69% of the total revenue).  The Company’s December 31, 2010 receivables include balances owing from four individual customers who respectively account for 22%, 16%, 13% and 11% of the combined accounts receivable and unbilled receivables balances.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Board of Directors reviews and approves the Company’s operating and capital budgets as well as any material transactions that are not in the ordinary course of business.  The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at December 31, 2010:

	Less than 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 year

Accounts payable and accrued liabilities	$13,871	$173	$283	$247	$446

19.	FINANCIAL INSTRUMENTS

Fair values

Financial instruments measured at fair value should be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation.  Fair value is determined based on the price that would be received for an asset or paid to transfer a liability in the most advantageous market, utilizing a hierarchy of three different valuation techniques, based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1 quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data; and

Level 3 - Unobservable inputs that are supported by little or no market activity.  Valuation techniques are primarily model-based.

Financial assets and liabilities measured at fair value as at December 31, 2010 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash and cash equivalents	$60,447	$-	$-
	$60,447	$-	$-

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

19.	FINANCIAL INSTRUMENTS (continued)

Financial assets and liabilities measured at fair value as at December 31, 2009 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash and cash equivalents	$26,274	$-	$-
	$26,274	$-	$-

The effective rate of return on short-term investments is approximately 1.20% (December 2009 – 0.47%).

20.	CAPITAL RISK MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the overall cost of capital.

In the management of capital, the Company includes shareholders’ equity, debt and customer deposits in the definition of capital.

In managing capital, the Company estimates its future cash requirements by preparing a budget annually for review and approval by the Board of Directors.  The Company also prepares pro-forma financial statement forecasts and a rolling revenue forecast to monitor potential changes to plan.  The budget establishes the approved activities for the upcoming year and estimates costs of these activities.  Budget to actual variances are prepared quarterly and reviewed by the Company’s management and the Board of Directors.  Historically, funding for the Company’s plan has been through a combination of customer deposits and the issuance of common shares.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets and adjust the amount of cash and short-term investment balances.

Pursuant to its Capital Risk management strategy, The Company closed on November 19, 2010 a public offering with a syndicate of underwriters to issue 10,500,000 common shares of IMRIS at US $5.00 per common share for gross proceeds of $53,067.  In addition, IMRIS granted the underwriters an option, exercisable in whole or in part for a period of up to 30 days following the offering closing date, to increase the offering by up to 1,650,000 common shares at a price of US $5.00 per common share.  This option was partially exercised on November 30, 2010, increasing the aggregate size of the offering to $56,146.

Proceeds of the offering will be used for working capital and general corporate purposes.

21.	COMPARATIVE FIGURES

The Company reclassified $293 from cash and cash equivalents to restricted cash and $460 from property, plant, and equipment to conform to the current period’s presentation.  The Company also reclassified $821 unrealized foreign exchange loss on cash balances on the consolidated cash flow statement.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

22.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company follows Canadian GAAP which is different in some respects from the accounting principles applicable in the United States [‘‘US GAAP’’] and from practices prescribed by the United States Securities and Exchange Commission.  The significant differences between Canadian and US GAAP, and their effects on the consolidated financial statements, are described below:

This reconciliation of Canadian GAAP to US GAAP should be read in conjunction with our annual consolidated financial statements for the year-ended December 31, 2010.  We believe this reconciliation reflects all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results for the periods shown.  Material differences between Canadian GAAP and US GAAP are described below.

Statement of Changes in Shareholders’ Equity

	Common Shares		Additional Paid-in
	Number	Amount	Capital	Deficit	Total

Balance, December 31, 2008, in accordance with Canadian GAAP	27,352,513	$65,993	$1,228	$(46,257)	$20,964

Adjustment to opening shareholders’ equity – Stock-based compensation i and embedded derivatives ii	-	-	219	6	225
Issuance of stock on exercise of employee stock options	32,614	56	-	-	56
Stock issued for cash	3,697,250	19,288	-	-	19,288
Stock based compensation expense for the year	-	-	937	-	937
Amount credited to share capital related to options issued	-	-	(8)	-	(8)
Loss and comprehensive loss	-	-	-	(9,999)	(9,999)
Balance, December 31, 2009, in accordance with US GAAP	31,082,377	$85,337	$2,376	$(56,250)	$31,463

Issuance of stock on exercise of employee stock options	331,406	533	-	-	533
Stock issued on acquisition of NASL	1,600,000	10,384	-	-	10,384
Stock issued for cash	11,100,000	50,884	-	-	50,884
Stock based compensation expense for the year	-	-	1,119	-	1,119
Amount credited to share capital related to options issued	-	-	(70)	-	(70)
Loss and comprehensive loss	-	-	-	(1,848)	(1,848)
Balance, December 31, 2010, in accordance with US GAAP	44,113,783	$147,138	$3,425	$(58,098)	$92,465

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

22.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Loss and Comprehensive Loss

	2010	2009

Loss and comprehensive loss in accordance with Canadian GAAP	$(1,446)	$(9,165)
Stock-based compensation i	(137)	(211)
Fair value adjustment to embedded derivatives ii	398	(623)
Deferred development costs expensed iii	(663)	-
Loss and comprehensive loss in accordance with US GAAP	$(1,848)	$(9,999)

The following table details the computation of US GAAP basic and diluted loss per share:

	2010	2009

Loss attributed to common shareholders - basic and diluted	$(1,848)	$(9,999)
Weighted average number of shares	33,990,295	27,956,272
Basic loss per share	$(0.05)	$(0.36)
Weighted average number of shares	33,990,295	27,956,272
Diluted loss per share*	$(0.05)	$(0.36)
* Excludes the effect of all options that are anti-dilutive.

i.	Stock-based compensation

The Company grants stock options to employees in accordance with an employee stock option plan established on May 20, 2005.  Under Canadian GAAP, effective March 1, 2004, public companies must account for stock-based compensation granted to employees, officers and directors at fair value.  The fair value of stock options is to be measured using an option pricing model such as the Black-Scholes option pricing model which the Company has elected to use for its fair value calculations.  Prior to the initial public offering of its shares on November 2, 2007, the Company was privately held and used the minimum value methodology to value compensation related to stock options granted to employees, also allowable under Canadian GAAP.

Under US GAAP, effective January 1, 2006, the Company adopted Financial Accounting Standards Board, Accounting Standards Codification 718 - Stock Compensation (“ASC 718”) to account for employee stock-based compensation.  This standard requires companies to expense the fair value of stock-based compensation awards through operations.  The fair value of stock options granted is to be calculated using an option pricing model and must take into consideration estimated forfeitures at the time of grant to determine the number of awards that will ultimately vest.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

22.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

i.	Stock-based compensation (continued)

The Company has elected to use the modified prospective application transition method to implement the accounting for employee stock options outstanding at January 1, 2006 under ASC 718.  Under the modified prospective method, ASC 718 is generally applied only to share-based awards granted, modified, repurchased or cancelled on or after January 1, 2006.  ASC-718 was applied prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date of January 1, 2006.  The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period.

As a result of adopting ASC 718, which does not permit use of the minimum value method and requires forfeitures to be estimated at the grant date, additional compensation expense has been recorded under US GAAP for the years ended December 31, 2009 and December 31, 2010.

Other disclosure related to share-based compensation is as follows;

a)
The total number of options vested and exercisable as at December 31, 2010 was 2,941,920 (December 31, 2009 – 2,681,438) with a weighted average exercise price of $2.77 (December 31, 2009 – $2.51), a weighted average remaining term of 1.9 years (December 31, 2009 – 2.6 years) and a total intrinsic value of $8,710 (December 31, 2009 - $7,929).

b)
The total number of options vested and expected to vest amounted to 3,819,477 as at December 31, 2010 (December 31, 2009 - 3,754,341) and had a weighted average exercise price of $3.41 (December 31, 2009 - $2.95), a weighted average remaining term of 2.5 years (December 31, 2009 – 3.0 years) and a total intrinsic value of $9,092 (December 31, 2009 - $9,345).

c)	The total fair value of options that vested during the year ended December 31, 2010 was $955 (December 31, 2009 – $1,014).

d)	The total intrinsic value of options exercised during the year ended December 31, 2010 was $1,479 (December 31, 2009 – $106).

e)
As at December 31, 2010, compensation costs not yet recognized relating to stock option awards outstanding was $2,018 (December 31, 2009 - $1,640).  As at December 31, 2010, compensation cost will be recognized on a straight line basis over the remaining weighted-average period of approximately 2.9 for the time vesting awards.  Compensation will be adjusted for subsequent changes in estimated forfeitures.

f)
Expected volatilities are based on similar publicly traded companies in the industry as this represents the most appropriate basis to determine the actual expected volatility of IMRIS’ shares in future periods.

g)
Upon exercise of stock options the Company can satisfy its obligations by either issuing treasury shares or repurchasing shares on the market.  To date the Company has chosen to issue treasury shares and does not expect to repurchase shares from the market to satisfy expected exercises of stock options.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

22.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

ii.	Embedded derivative

In some instances the Company sells products to customers located in foreign countries and denominates the contract in United States dollars which is the functional currency of neither of the contracting parties.  Under ASC 815, Derivatives and Hedging, these types of contracts give rise to an embedded derivative.  The embedded derivative is the change in the relative values of the US dollar (the contracting currency) and the customer’s functional currency.  Under Canadian GAAP there are specific exceptions for contracts of this nature which results in no embedded derivative being recognized.

ASC 815 requires the Company to record an asset or liability for the embedded derivative based on its fair value.  The embedded derivative arises on initial execution of the contract and is active until the contract is closed with its fair value being recalculated throughout the life of the contract.  Changes in the fair value of the embedded derivative are recognized in income during the period in which the changes occur.  As these contracts can be active for two or more years the fair value of the embedded derivatives is calculated using a credit adjusted discount rate.  As at December 31, 2010, there is no embedded derivative asset or liability.  As at December 31, 2009 there was an embedded derivative liability of $398.

The valuation of the embedded derivatives was derived using observable forward currency rates combined with estimated timing and magnitudes of contractual cash flows pertaining to specific sales contracts.

iii.	Deferred development costs

Under Canadian GAAP, development costs that meet specific criteria related to technical, market and financial feasibility are capitalized and amortized over the useful life of the technology.  FASB Accounting Standards Codification 730 Research and Development requires all development costs to be expensed as incurred.

Other Disclosures Required Under US GAAP

1.	Income Statement

a)	During each of the periods presented revenue is comprised of:

	2010	2009

System sales	$69,646	$42,366
Extended maintenance services	2,109	1,763
	$71,755	$44,129

System sales under US GAAP are adjusted for the effects of the foreign currency embedded derivatives described above.  The net reduction to sales for the year ended December 31, 2010 was $470 (December 31, 2009 - $289).

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

22.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

1.	Income Statement (continued)

b)	Stock-based compensation:

Non-cash stock-based compensation of $1,119 was recorded for the year ended December 31, 2010 (December 31, 2009 – $937) and was included in Administrative, Sales and Marketing, Customer Support and Operations and Research and Development as follows:

	2010	2009

Administrative	$704	$546
Sales and marketing	93	163
Customer support and operations	118	80
Research and development	204	148
	$1,119	$937

c)	Related party transactions included in income statement captions are as follows:

	2010	2009

Administration	$144	$741
	$144	$741

d)	Bad debt expense included in administrative expenses is nil for the year ended December 31, 2010 (December 31, 2009 - $Nil).

e)	Rental expense related to premise included in administrative expense is $815 for the year ended December 31, 2010 (December 31, 2009 - $605).

f)	Depreciation expense related to capital assets included in administrative expense is $Nil for the year ended December 31, 2010 (December 31, 2009 - $Nil).

g)	The Company receives investment tax credits for eligible research and development expenditures and accounts for the credits received using the flow-through method.

2.	Balance Sheet

a)	Details of accounts payable and accrued liabilities are as follows:

	2010	2009

Trades payable	$10,907	$8,952
Accruals	2,273	1,962
Payroll related accruals	1,243	1,242
Warranty	597	517
	$15,020	$12,673

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

22.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

2.	Balance Sheet (continued)

b)	Warranty liability

The Company records a liability for future warranty costs based on management’s best estimate of probable claims under Company warranties.  The accrual is based on the terms of the warranty and historical experience.  The Company regularly evaluates the appropriateness of the remaining accrual.

The following table details the changes in the warranty accrual.

	2010	2009

Balance at beginning of the year	$517	$660
Accruals	284	193
Utilization	(204)	(336)
Balance at end of the year	$597	$517

c)	Patents

The aggregated amortization expense related to patents for the next five years is as follows:

2010

2011	$739
2012	739
2013	739
2014	739
2015	739
$3,695

d)	Deferred taxes

The net reduction in the valuation allowance during the year ended December 31, 2010 was $690 (December 31, 2009 - $1,417).

3.	Income taxes

a)	Adoption of FASB Interpretation 48

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”) an interpretation of FAS 109, effective for fiscal years beginning on or after December 15, 2006 (now ASC 740).  ASC 740 provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties recorded in interest expense.  An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.  Under Canadian GAAP, the Company recognizes and measures income tax positions based on the best estimate of the amount that is more likely than not of being realized.  The adoption of this standard did not have any impact on the Company’s US GAAP results.

b)	Substantively enacted tax rates

Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under US GAAP, measurement is based upon enacted tax rates.  There is a difference between the enacted and substantively enacted rates for the periods presented, however; this difference does not result in a difference in the consolidated financial statements as the Company’s tax asset is nil under either rate assumption due to valuation allowances.  There is a difference in the effective tax rate applied to the individual temporary differences comprising the deferred tax balance in Note 12 b however, as the net tax asset would be zero under either rate assumption, the table detailing the composition of deferred taxes has not been reproduced to reflect enacted rates.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

22.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

3.	Income taxes (continued)

c)	Deferred tax asset

Under US GAAP, investment tax credits are included in the determination of deferred tax assets whereas under Canadian GAAP, investment tax credits are not considered in the determination of future tax assets.  Including the investment tax credits as a deferred tax asset under US GAAP would have the impact of increasing deferred tax assets with a corresponding increase in the Company’s valuation allowance of $11,400 as at December 31, 2010  (December 31, 2009 - $9,000).

d)	Fiscal periods subject to examination

The Company files tax returns in Australia, Belgium, Canada, India, Japan, Germany and the United States.  Generally, the years 2006 to 2009 remain subject to examination by tax authorities.
e)	Income (loss) by jurisdiction

The components of the Company’s income (loss) from operations before income taxes, by taxing jurisdiction, were as follows:

	2010	2009

Canada	$145	$(9,890)
United States	(2,371)	784
Other	378	(893)
	$(1,848)	$(9,999)

f)	Future tax liabilities by jurisdiction

The Company’s future tax liability for each tax jurisdiction is $Nil for all periods noted above.

4.	Fair Value Measurements

Effective January 1, 2008, the Company adopted FASB standard SFAS No. 157, “Fair Value Measurements,” (now ASC 820) which defines fair value, establishes a framework and prescribes methods for measuring fair value and outlines the additional disclosure requirement on the use of fair value measurements.  Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date).  ASC 820 establishes a three-level hierarchy that prioritizes the inputs used to measure fair value.  The three levels of fair value hierarchy based on the reliability of inputs are as follows:

Level 1- Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Inputs are significant observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

Level 3 - Inputs are significant unobservable inputs that reflect the reporting entity’s own assumptions and are supported by little or no market activity.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

22.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

4.	Fair Value Measurements (continued)

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.  ASC 820 delayed the effective date for non-financial assets and liabilities until January 1, 2009, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis.

Financial assets and liabilities measured at fair value as at December 31, 2010 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash and cash equivalents	$60,447	$-	$-

	$60,447	$-	$-

Financial assets and liabilities measured at fair value as at December 31, 2009 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash and cash equivalents	$26,274	$-	$-
Embedded derivatives	-	-	(398)
	$26,274	$-	$(398)

5.	Collaborative Arrangement

During the year, IMRIS entered into a collaborative arrangement with a third party to encourage research, education and patient care activities of mutual benefit in the areas of developing diagnostic and functional assessment capabilities of magnetic resonance imaging for mainstream interventional cardiology and neuroscience.

As part of the agreement, IMRIS had agreed to provide the necessary equipment, maintenance and support staff to achieve the purpose intended by the agreement.  The third party will provide the appropriate clinical validation.

Included in the current years consolidated statement of income is revenue of $138 arising from sales to our partner of products manufactured by the Company.  All future costs or revenue generated from third parties will be recognized in these income statements on a gross basis.  Any future payments between the participants of this agreement will be recognized in accordance with the Company’s current expenditure policies.  The classification of these, or any future payments between participants pursuant to this collaborative arrangement, will be based on the nature of the arrangement.